Mail Stop 4561

April 5, 2007

Michael A. Carty
Chief Financial Officer
First Financial Corporation
One First Financial Plaza
Terre Haute, Indiana 47807

> **Re: First Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 000-16759**

Dear Mr. Carty:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your future filings beginning in your next Form 10-Q in response to these comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1. Business and Significant Accounting Policies, page 14

1. We note your disclosure on page 14 regarding First Financial Reinsurance Company, your wholly-owned subsidiary incorporated in the country of Turks and Caicos Islands, as well as your other various insurance related subsidiaries. For purposes of greater transparency for the reader, please address the following regarding your insurance activities:

- Revise your future filings to clearly describe the nature and extent of business transacted by First Financial Reinsurance Company.

- Tell us and briefly disclose the business purpose for domiciling First Financial Reinsurance Company in the country of Turks and Caicos Islands.

- Please revise your future filings to clearly identify the type of insurance products and contracts written by First Financial Reinsurance Company, and quantify the amount such business transacted during the periods presented. Specify whether the entity enters into short-duration or long-duration contracts.

- Please revise your future filings to provide the disclosures required by SFAS 60 and SFAS 113, or tell us specifically why you believe this guidance is not applicable to your situation. Refer to paragraph 27 of SFAS 113 which requires quantification of insurance assumed and ceded. To the extent certain of your insurance subsidiaries do not absorb insurance risk or write insurance paper, clearly disclose that fact.

- Revise your future filings to clearly identify any related party nature to the transactions entered into by your insurance subsidiaries.

- To the extent that First Financial Reinsurance Company is providing "self-insurance" to its parent or other related entities, clearly disclose that fact in future filings and quantify the extent of such activities. Clearly disclose how you accounted for such intercompany transactions in your consolidated financial statements.

- Please provide us with a copy of your proposed disclosures.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin W. Vaughn, Branch Chief, at (202) 551-3494 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,

Donald Walker,
Senior Assistant Chief
Accountant